

May 21, 2025

Michael Cordonnier
Chief Executive Officer and President
Carlsmed, Inc.
1800 Aston Ave,
Suite 100
Carlsbad, CA 92008

      Re: Carlsmed, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 24, 2025
           CIK 0001794546

Dear Michael Cordonnier:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 24, 2025
Prospectus Summary
Overview, page 1

1.   Throughout your prospectus summary where you refer to a statistic that is not common knowledge, a research article, recent publication or study, industry source, or clinical trial, please cite the source at first instance, and provide a brief summary of, or cross reference to, a discussion of the material findings. Make conforming changes throughout your filing, including to your description of business.

2.   We note your disclosure on page 123 that the "majority of the products that [you] currently market are classified as Class II devices and have received FDA marketing authorization through the 510(k) clearance process." Please revise to clearly disclose

all of your material, approved products and the relevant FDA Class I, II, or III classification of these products. Please also revise to identify your current products under development, and disclose the relevant regulatory approvals required for these products, provide the anticipated FDA Class I, II, or III classification for these products, if applicable, and the timeline for when you intend to submit these products for regulatory review. To the extent you have obtained or intend to obtain separate regulatory approval for your implants and related software or platform services, please ensure that this is clearly disclosed.

3. We note your disclosure that you are developing your aprevo Technology Platform for use in cervical spine fusion surgeries and that, in November of 2024, you received FDA 510(k) clearance for your aprevo interbody implants for cervical interbody fusion surgeries. We also note your disclosure that you are pursuing additional clearances for your cervical software platform and plating solutions prior to commercializing the aprevo Technology Platform for surgical fusion surgery, and that, "[a]ssuming [you] get the necessary additional clearances, [you] expect to commercialize the aprevo Technology Platform for cervical fusion surgery in 2026." Please revise to disclose the regulatory clearances you are pursuing and the status of these clearances, including steps you have taken to obtain regulatory approval and whether you will be required to complete additional trials or studies. Please also revise to disclose that there is no guarantee your software platform and plating solutions will obtain FDA approval on the expected timeline or at all.

4. Throughout your filing, you reference "independent sales agents" that are separate from your direct sales team. In an appropriate place in your filing, including MD&A and your description of business, please discuss any contractual agreements with these independent sales agents, including material terms.

Market Overview
Burdensome Inventory Management, page 4

5. Please provide support for your disclosure that direct and indirect costs of a revision surgery frequently exceed $100,000.

Our Addressable Market Opportunity, page 4

6. Please address the following related to your annual addressable market:

    • We note your disclosure that your annual addressable market is based on your current average selling price and "the approximately 445,200 lumbar fusion surgeries that will be performed in the United States in 2025." Please revise to disclose the source for this statistic and disclose any material assumptions underlying your addressable market estimate. Please also clarify why 152 surgeon users completing one or more procedures using the aprevo Technology Platform "suggests ample opportunity to grow [y]our surgeon user base."

    • You disclose that you are "also developing the aprevo Technology Platform to expand its use into cervical fusion procedures," and "Industry sources estimate that there will be approximately 372,600 cervical fusion procedures performed in the United States in 2025." Please revise to cite the specific industry sources, and clarify that you will need to obtain, and may never obtain, regulatory approval prior to expanding the aprevo Technology Platform into cervical fusion procedures.

- Where you discuss your expansion into international markets, please disclose the status of any expansion plans, your intended timing for these plans, and any relevant regulatory approvals required for this expansion. Please also provide support for your disclosure that "a significant market opportunity also exists for the aprevo Technology Platform in international markets," including any material assumptions and relevant sources.

- You disclose that "[w]hile spine surgery remains our current focus, we believe that our platform technology may also benefit other musculoskeletal applications beyond the spine, unlocking greater market potential." Please revise to disclose whether these other musculoskeletal applications are currently under development and your intended timeline for obtaining regulatory approval for and commercializing these applications.

Risk Factors
We rely on a limited number of CMOs . . ., page 17

7.   We note your disclosure that you rely on a limited number of CMOs for the manufacture, treatment, sterilization, packaging, and distribution of your products, and that your CMOs are critical to you with relatively few alternative sources of supply. Please identify the CMOs upon which you rely, or tell us why you do not believe you are required to do so. See Item 101(h)(4)(v) of Regulation S-K.

If the third parties on which we rely . . ., page 18

8.   We note your disclosure here that you often must rely on third parties to assist in conducting your pre-market development activities for your product candidates, and that these third parties have certain contractual duties they are obligated to perform. We also note your disclosure on page 34 that you rely on third-party researchers and clinical sites to ensure the proper and timely conduct of your clinical studies or trials. In an appropriate place in your filing, please identify the third-parties, if any, you are substantially dependent on, describe the terms of any material agreements you have with these third parties, and file these agreements as exhibits to your registration statement. See Item 601(b)(10) of regulation S-K.

Our principal stockholders and management . . . , page 62

9.   We note your disclosure that, after this offering, your executive officers, directors, owners of 5% of your capital stock, and their respective affiliates will have the ability to influence you through their ownership position, including that they may be able to determine all matters requiring stockholder approval, such as elections of directors, amendments to your organizational documents, or approval of certain transactions. Please revise your cover page to include substantially similar disclosure.

May 21, 2025
Page 4

Our amended and restated certificate of incorporation . . ., page 65

10.   We note your disclosure that the choice of forum provision in your amended and
        restated certificate of incorporation may limit a stockholder's ability to bring a claim
        in a judicial forum that it finds favorable. Please revise to also disclose that this
        provision may result in increased costs for investors to bring a claim.

Use of Proceeds, page 72

11.   We note your disclosure that you will use certain portion of your proceeds for
        research and development. Please revise to specify which product(s) you plan to
        develop using the proceeds from this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 79

12.   We note your disclosures that "[i]n April 2025, CMS issued the IPPS 2025 Proposed
        Rule that includes a NTAP to provide supplemental reimbursement to hospitals for
        each qualifying cervical procedure using the aprevo Technology Platform" and on
        page 81 that "[you] believe that CMS will adopt similar codes for use of [y]our aprevo
        Technology Platform in cervical spine procedures," and "[i]n March 2025, CMS
        announced proposed X-codes for the use of customer-made anatomically designed
        fusion devices for cervical spine fusion surgeries." When discussing proposed rules
        and regulations, please revise to disclose that there is no guarantee the proposed rules
        or regulations will be passed in their current form.

Key Components of Our Results of Operations
Market Adoption, page 80

13.   You disclose that, as of December 31, 2024, 152 surgeons have completed one or
        more procedures using the aprevo Technology Platform. To provide context for
        investors regarding the significance of this statistic to your business, please disclose
        the number of surgeons that completed one or more procedures using your platform
        for a comparable historical period. As a related matter, we note your disclosure that,
        over time, you expect to not only grow the base of surgeons actively using the aprevo
        Technology Platform but to also increase the number of procedures using the aprevo
        Technology Platform that are performed by existing surgeons, and your disclosure on
        page 83 that your increase in revenue was driven by sales and marketing efforts for
        new surgeon adoption of your platform and deepened penetration with your existing
        surgeons. You also disclose on page 113 that you have "an exceptional track record of
        surgeon retention." To provide context for your disclosures regarding your recent
        growth and increase in revenue, please disclose whether and to what extent your
        recent growth is attributable to the acquisition of new surgeons compared to retained
        surgeons. Please also clarify how you determine whether a surgeon is "actively" using
        your platform, including any relevant measurement period, and disclose your surgeon
        retention rate for the financial periods presented in the filing.

Stock-Based Compensation, page 91

14.   Please tell us how you arrived at the expected stock price volatility assumptions of

May 21, 2025
Page 5

45.4% and 62.0% for the years ending December 31, 2024 and 2023, given comparable companies and company-specific factors, such as your stage of life-cycle.

Common Stock Valuation, page 92

15.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock and conversion prices of preferred stock on issuances leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Business
Overview
Improved alignment and decreased risk of revision spine surgery, page 96

16.   We note your disclosure here, in your prospectus summary, and on page 109 that "[c]linical data has demonstrated that the aprevo Technology Platform improves post-operative alignment, including compared to traditional spine fusion surgery, in both degenerative and deformity cases." Please revise your disclosure throughout the filing to disclose, as you do on page 114, that you are not aware of any direct head-to-head trials between aprevo interbody implants and stock implants, and that results may not be directly comparable as they are not from a single head-to-head trial.

Key Publications, page 113

17.   We note your disclosure that "[s]everal of the [key peer reviewed] studies were conducted with small sample sizes and were not powered for statistical significance, did not control for other clinical variables, or have other design limitations." We also note that your summaries of the findings of certain of these studies reference statistical significance. Please revise to clearly identify the studies that were not powered for statistical significance. Where a study references statistical significance, please revise to include the relevant p-value.

Intellectual Property, page 122

18.   We note your disclosure that "[a]s of March 31, 2025, [y]our patent portfolio contains 33 total issued patents." We also note your disclosure that "[a]s set forth in tabular form below, of the 28 total issued U.S. patents in our patent estate, 16 contain one or more claims that cover the currently commercial aprevo Technology Platform, all of which are fully owned by us." Please clarify whether any of the 33 patents in your portfolio, including those not reflected in the table, are licensed from a third party. In this regard, we note your disclosure in the risk factor on page 54. Please also revise your table to include all 33 patents, including any licensed patents and patents issued in jurisdictions outside of the U.S., and revise to disclose the scope and technology of each patent, the type of patent protection, and jurisdiction.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

19.   You disclose revenue is recognized on a gross basis. It also appears you recognize supplemental reimbursements and that there is potential for premium reimbursement rates in the future, as disclosed on page 79. Please tell us if there are any effects of variable considerations on determining the transaction price, including adjusting for any price concessions or rebates expected to be given to different payors. If variable consideration does exist, please tell us what method is used for estimating variable consideration, and if the variable consideration is constrained. Refer to ASC 606-10-32-5 through 32-9 and ASC 606-10-32-11 through 32-14 for guidance.

General

20.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

        Please contact Tayyaba Shafique at 202-551-2110 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and Services

cc: John Hensley